SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82-  N/A

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Leadership of Workforce Optimization Market Confirmed in New Report by Analyst Firm DMG Consulting, Dated December 1, 2010

99.2	NICE Actimize Implements Market Surveillance Solution for the Russian Regulator, Federal Financial Markets Service, to Help Combat Market Manipulation and Insider Dealing, Dated December 2, 2010

99.3	Top-10 North American Bank to Deploy NICE Process Enforcement Business Solution in a 7-digit Deal to Improve Compliance of Over 25,000 Tellers across Hundreds of Branches, Dated December 7, 2010

99.4	NICE Introduces New Process Enforcement Business Solution with Real-time Capabilities for Ensuring Regulatory Compliance During Customer Interactions, Dated December 7, 2010

99.5	Louis Armstrong New Orleans International Airport Implements NICE Situator for Open Situation Management and Enhanced Security in New Security Center, Dated December 8, 2010

99.6	NICE Recognized as Worldwide Leader of Speech Analytics Market by Analyst Firm DMG Consulting, Dated December 9, 2010

99.7	NICE and Orange Business Services - Trading Solutions Expand Partnership to Strengthen Compliance Recording Offering for Trading Floors of All Sizes, Dated December 20, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: General Counsel
Dated: January 10, 2011

EXHIBIT INDEX

99.1	Press Release: NICE Leadership of Workforce Optimization Market Confirmed in New Report by Analyst Firm DMG Consulting, Dated December 1, 2010

99.2	NICE Actimize Implements Market Surveillance Solution for the Russian Regulator, Federal Financial Markets Service, to Help Combat Market Manipulation and Insider Dealing, Dated December 2, 2010

99.3	Top-10 North American Bank to Deploy NICE Process Enforcement Business Solution in a 7-digit Deal to Improve Compliance of Over 25,000 Tellers across Hundreds of Branches, Dated December 7, 2010

99.4	NICE Introduces New Process Enforcement Business Solution with Real-time Capabilities for Ensuring Regulatory Compliance During Customer Interactions, Dated December 7, 2010

99.5	Louis Armstrong New Orleans International Airport Implements NICE Situator for Open Situation Management and Enhanced Security in New Security Center, Dated December 8, 2010

99.6	NICE Recognized as Worldwide Leader of Speech Analytics Market by Analyst Firm DMG Consulting, Dated December 9, 2010

99.7	NICE and Orange Business Services - Trading Solutions Expand Partnership to Strengthen Compliance Recording Offering for Trading Floors of All Sizes, Dated December 20, 2010